Exhibit 99.1

Americas Silver Corporation Acquires Option on the San Felipe Property in Sonora, Mexico

TORONTO--(BUSINESS WIRE)--March 2, 2017--Americas Silver Corporation (TSX: USA) (NYSE MKT: USAS) (“Americas Silver” or the “Company”) is pleased to announce that it has entered into an agreement with Impulsora Minera Santacruz S.A. de C.V. (“Impulsora”), a wholly-owned subsidiary of Santacruz Silver Mining Ltd. (“Santacruz”), (the “Option Acquisition Agreement”) to acquire an option agreement (the “San Felipe Option Agreement”) between Impulsora and Minera Hochschild Mexico S.A. de C.V. (“Hochschild”). By acquiring the San Felipe Option Agreement, the Company will have the right to acquire a 100% interest in the San Felipe property located in Sonora, Mexico (the “Property”) for total consideration of $15 million in cash, payable in two staged payments. All amounts are in U.S. dollars unless otherwise indicated.

Highlights of the Acquisition

  Adds an additional high quality silver-zinc development project in a safe, mining-friendly jurisdiction
  Potential for low capital, highly profitable silver and zinc production without shareholder dilution
  Further increases silver and zinc leverage per share
  Attractive acquisition value of 31 cents per silver equivalent ounce (99 cents/indicated resource ounce and 46 cents/inferred resource ounce)1 is highly accretive to overall asset portfolio based on the most recently published NI 43-101 technical report (described below)
  Free cash flow from San Rafael supports San Felipe advancement

Darren Blasutti, President and Chief Executive Officer of Americas Silver, stated, “As we did when we acquired Scorpio Mining and the San Rafael project two years ago, we are taking a disciplined and highly accretive approach to our external growth strategy. The San Felipe acquisition provides our shareholders with an exciting development asset at an attractive valuation, which has the potential to add material high margin production scale that further enhances the tremendous value proposition of Americas Silver. While we remain highly focused on successfully executing the development of San Rafael on time and on budget, we are extremely excited to add this project to our pipeline. We believe it has the potential to drive the next leg of growth for our Company as we transition to a leading first quartile silver producer in 2018 and beyond.”

Overview of the San Felipe Project

The San Felipe silver-zinc-lead project is located 130 km northeast of Hermosillo City, Sonora State in Mexico. A preliminary economic assessment (the “PEA”) was completed on the Property in 2014 and amended in June 2016, which envisioned an open pit and underground operation producing low cost silver, zinc and lead production. The PEA offered attractive returns despite being modelled at significantly lower zinc and lead prices than current spot.

Following the successful approach used by Americas Silver when it acquired San Rafael, the Company will be conducting a detailed evaluation program over the remainder of the year to re-assess the San Felipe property and advance the project towards a pre-feasibility study. The Company’s near-term evaluation program will be primarily focused on: (i) reviewing and improving the resource modelling; (ii) conducting geotechnical drilling and studies; and (iii) advancing the permitting process.

A summary of the current mineral resources for the Property (as disclosed in the NI 43-101 Technical Report entitled "2014 Resource Estimate and Preliminary Economic Assessment, San Felipe Project, Sonora, Mexico” authored by Hans Smit, Fletcher M. Bourke, Gary Giroux, Greg Blaylock, Deepak Malhotra, and Mark E. Smith filed by Santacruz on its SEDAR profile) is presented below:

Summary of Mineral Resources - San Felipe Project[2]
Classification	Tonnes	Ag (g/t)	Zn (%)	Pb (%)	AgEq (g/t)	AgEq (ozs)[3]

Within Conceptual Open Pits
Indicated	97,000	81.1	4.44	1.26	293.0	913,875
Inferred	858,000	63.5	3.78	1.44	263.5	7,269,283

Below Pits Possible Underground
Indicated	1,017,000	75.3	6.54	2.60	435.4	14,234,732
Inferred	2,296,000	64.6	5.21	2.06	346.9	25,606,511

Terms of the Acquisition

As outlined in the San Felipe Option Agreement, as amended on February 28, 2017, Impulsora was entitled to acquire 100% of the Property upon making the following cash payments, including applicable value added taxes (“VAT”):

(i) $2,000,000 on or before March 3, 2017 (the “Initial Payment”)
(ii) $8,000,000 on or before December 15, 2017 (the “Final Payment”)

Pursuant to the Option Acquisition Agreement, Impulsora has assigned all of its rights, obligations and interest in the San Felipe Option Agreement and other agreements relating to the Property to Americas Silver in exchange for total cash payments of $7,000,000, plus applicable VAT, as follows:

(i) $2,000,000, plus applicable VAT, to Hochschild, satisfying the Initial Payment,
(ii) $4,250,025 to JMET, LLC, a lender to Santacruz, and
(iii) $749,975, plus applicable VAT, to Santacruz.

Upon completion of the Final Payment to Hochschild of $8,000,000 plus applicable VAT on December 15, 2017, 100% of the Property will have been acquired by the Company, free of any underlying net smelter return royalties.

Americas Silver has funded the initial $7,000,000 cash payment with cash on hand. As at December 31, 2016, the Company had a cash balance of US$24.1 million and on January 30, 2017, the Company further strengthened its balance sheet by entering into a US$15 million concentrate pre-payment facility with Glencore PLC. With the operating cash flows expected to be generated at current spot prices, the Company anticipates having sufficient capital to complete construction at San Rafael and continue its growth strategy without dilution to shareholders. The Company will update the market on the progress of the San Rafael project at the end of the first quarter.

Medalist Capital Ltd. is acting as financial advisor to Americas Silver.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of operational and development plans (including the San Rafael Project, the Cosalá Operations, the Galena Complex and the Property) as well as the Company’s financing efforts. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. This includes the ability to develop and operate the Property and the Cosalá Operations (including the San Rafael Project) and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Cautionary Note to U.S. Investors:

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used in the press release are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the Securities & Exchange Commission (“SEC”). As such, information contained in the Company's disclosure concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

1 Acquisition value per silver equivalent ounce calculated based on the $15M total acquisition price divided in each case by the respective resource ounces: indicated resource ounces (99 cents/ounce); inferred resource ounces (46 cents/ounce); and (31 cents/ounce) for both indicated and inferred resource ounces.
2 Mineral resources which are not mineral reserves do not have demonstrated economic viability.
3 Silver equivalent is calculated using prices of US$20.06/oz, US$0.96/lb. and US$0.92/lb. for silver, lead and zinc respectively.

CONTACT:
For more information, please contact:
Americas Silver Corporation
Darren Blasutti, 416-848-9503
President and CEO